FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

S A D I A S. A. NIRE: 42300025747 CNPJ/MF No. 20.730.099/0001 94 A PUBLICLY-HELD COMPANY

EXCERPT FROM MINUTES NO. 123 OF SADIA S.A. BOARD OF DIRECTORS MEETING HELD ON APRIL 26, 2007

I certify that on the twenty-sixth day of March of the year two thousand and seven, at 08:00 a.m., at its facilities at Rua Fortunato Ferraz No. 365 – 2o. andar, in São Paulo-SP, the members of Sadia S.A. Board of Directors held a meeting chaired by Mr. Walter Fontana Filho. Upon a verification of compliance with the first paragraph of Article 16 of the Bylaws, the meeting was called to order for the discussion, among other, of the following items:

3. EXPANSION OF THE COMPANY'S ACTIVITIES IN THE FINANCIAL MARKET:-

As provided for under letter "h" of item V, Article 17 of the Bylaws and based on the proposal tabled by Management and upon the recommendation of the Finance Committee, the Board of Directors approved the incorporation of a wholly-owned subsidiary (the "Financial Holding") and of a multiple bank (a "Multiple Bank") to be organized in accordance with Bacen Resolution No. 3040, dated 11/28/2002, as a wholly-owned subsidiary of the aforementioned Financial Holding. The purpose of setting up that structure is to expand the activities that the Company, through Concórdia Corretora de Câmbio e Valores Mobiliários S.A. (the "Broking House"), has been developing in the financial market over the latest 21 years, using the synergies and business opportunities provided by the Sadia Group value chain and thus completing the business model of this organization. As a subsequent step, Sadia will transfer the totality of its shares, issued by the Broking House, to the capital of the Financial Holding, at an amount to be assessed so that both institutions – the Multiple Bank and the Broking House – have the Financial Holding as their sole shareholder. The incorporation of the Multiple Bank, as well as the approval of the corporate restructuring involving the Broking House, are subject to the prior and express approval by the Brazilian Central Bank. The Board of Directors has authorized Management to take all steps to set up the Financial Holding and to carry out all other procedures and operations required to obtain the aforementioned approval by Bacen and to consolidate this plan.

5. CHANGE TO BOARD OF DIRECTORS:-

Pursuant to the provision in item III, Article 17 of the Bylaws, the Board resolved to enter in the minutes the resignation, by retirement, of the Control, Administration and Information Technology Director, Mr. Cláudio Lemos Pinheiro, effective March 31, 2007. The Chairman of the Board took the opportunity to thank Mr. Claúdio Pinheiro for his dedication and relevant services to the Sadia Group over the latest 32 years.

7. QUARTERLY RESULTS:-

Upon an analysis of the Company's financial statements relating to the first quarter of the current year and, based on the recommendation of the Audit Committee whereby such statements present fairly the financial position of the Company and the results of its operations for the period, the Board resolved to authorize the disclosure of the Company's quarterly and year-to-date results up to March 2007 to the Brazilian Securities and Exchange Commission – CVM, Stock Exchanges, ABAMEC, APIMEC and the market at large, immediately after the pronouncement of the Audit Committee on the matter .

There being no further business, the meeting was adjourned for the preparation of these minutes, which were then signed by all Board members present.

São Paulo, April 26, 2007

/s/ Walter Fontana Filho (Chairman); Eduardo Fontana d’Avila (1st Vice Chairman); Alcides Lopes Tápias (2nd Vice Chairman); Diva Helena Furlan, Everaldo Nigro dos Santos; José Marcos Konder Comparato; Luiza Helena Trajano Inácio Rodrigues; Marcelo Fontana; Norberto Fatio, Vicente Falconi Campos.

I certify that this is a faithful copy of items 3, 5 and 7 of Minutes No. 123, transcribed from pages 47 to 49 of Book No. 04 of the Minutes of Sadia S.A. Board of Directors Meetings.

José Nestor Conceição Hopf Secretary